Issuer Free Writing Prospectus dated August 15, 2019

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-232771

Preliminary Term Sheet

Bellicum Pharmaceuticals, Inc.

$53,000,000

Series 1 Redeemable Convertible Non-Voting Preferred Stock

Warrants

This term sheet to the preliminary prospectus supplement, dated August 15, 2019 (the “Preliminary Prospectus Supplement”), should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer	Bellicum Pharmaceuticals, Inc.

Securities offered by us	shares of Series 1 Redeemable Convertible Non-Voting Preferred Stock (the “Series 1 preferred stock”) and warrants to purchase up to shares of common stock or, in certain circumstances, preferred stock.

Series 1 Preferred Stock

Conversion Rights	Each share of our Series 1 preferred stock is initially convertible into 100 shares of our common stock at any time at the option of the holder, provided that the holder will be prohibited, subject to certain exceptions, from converting such shares of Series 1 preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to us.

Liquidation preference	Until the Transition Date, in the event of our liquidation, dissolution, or winding up or a deemed liquidation event, holders of our Series 1 preferred stock will receive a payment equal to $ per share before any proceeds are distributed to the holders of our common stock.

Voting rights

Shares of Series 1 preferred stock will generally have no voting rights, except to the extent expressly provided in our certificate of incorporation or as otherwise required by law.

However, until the earlier of (i) the date on which less than shares of Series 1 preferred stock are outstanding, (ii) the Transition Date or (iii) a deemed liquidation event, the affirmative consent of holders of a majority of the outstanding Series 1 preferred stock will be required before we can:

•  amend, alter, modify or repeal (whether by merger, consolidation or otherwise) the certificate of designations relating to our Series 1 preferred stock, our certificate of incorporation or our bylaws in any manner that adversely affects the rights, preferences, privileges or the restrictions provided for the benefit of, the Series 1 preferred stock;

•  authorize, create, designate, issue or sell any (A) class or series of capital stock (including shares of treasury stock) that would be classified as senior or on parity with the Series 1 preferred stock or (B) rights, options, warrants or other securities (including debt securities) convertible into or exercisable or exchangeable for capital stock or any equity security or having any other equity feature, in each case, that would be classified as either senior to or on parity with the Series 1 preferred stock, except as pursuant to the conversion or exercise of securities issued and outstanding as of the date of first issuance of the Series 1 preferred stock or pursuant to any agreement in effect on or prior to such date;

•  purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend, or make any distribution on, any shares of our capital stock, other than redemptions of or dividends or distributions on the preferred stock unless expressly authorized in the certificate of designations; or

•  enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the affirmative vote or written consent of the requisite holders.

Redemption at the option of the holder	Until the Transition Date, at any time on or after August , 2024, the Series 1 preferred stock is redeemable at the option of the holder at a redemption price of $ per share.

Ranking

The Series 1 preferred stock will rank:

•  senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the preferred stock;

•  until the Transition Date, senior to our common stock;

•  on parity with any class or series of capital stock hereafter created specifically ranking by its terms on parity with the preferred stock; and

•  junior to any class or series of capital stock hereafter created specifically ranking by its terms senior to the preferred stock;

in each case, as to distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily.

Transition Date	The Transition Date means the date on which each of the following have occurred (provided that the Transition Date will not be earlier than August , 2021): (1) the closing price of the Company’s common stock has been equal to or exceeded $ per share for 180 calendar days; (2) the 50-day average trading volume of the Company’s common stock on the Nasdaq stock market is greater than 500,000 shares; and (3) a Phase 3 or Phase 2 pivotal clinical trial for one of the Company’s CAR T product candidates has been initiated, meaning that at least one clinical trial site has been activated.

Warrants

Warrants offered by us	Warrants to purchase up to shares of common stock. Each Warrant will be exercisable for up to 100 shares of common stock.

Exercise Price	$ per share

Exercisability	Each Warrant will be immediately exercisable, provided that the holder will be prohibited, subject to certain exceptions, from exercising the Warrant for shares of our common stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to us.

Expiration	August , 2026

Irrevocable election to receive Series 1 preferred stock on exercise	After the Transition Date, the Warrants will be exercisable, at the irrevocable election of a holder, for one share of Series 1 preferred stock at an initial exercise price of $ per share.

Use of proceeds	We intend to use the net proceeds from this offering to fund the development of our ongoing clinical and preclinical programs, and for working capital and other general corporate purposes.

Listing	There is no established public trading market for the Series 1 preferred stock or the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series 1 preferred stock or the Warrants on the Nasdaq Global Market or on any national securities or other nationally recognized trading system. Our common stock is listed on the Nasdaq Global Market under the symbol “BLCM.”

Settlement	T+3

The issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388, or by e-mail: Prospectus_Department@Jefferies.com; or Wells Fargo Securities, LLC, 375 Park Avenue, New York, NY 10152, Attn: Equity Syndicate Department, by phone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com.

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